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                                  [OPAL LOGO]

                                                             November 26, 1996

Dear Stockholder:

   We are pleased to inform you that, on November 24, 1996, Opal, Inc. (the "Company") and Applied Materials, Inc. ("Applied Materials") entered into a merger agreement (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, a wholly-owned subsidiary of Applied Materials is commencing a cash tender offer for all of the outstanding shares of Common Stock of the Company at a price of $18.50 per share, net to the seller in cash (the "Offer Price"). Promptly following the completion of the tender offer, this subsidiary, Orion Corp. I, will be merged into the Company, and all shares of Common Stock of the Company (not owned by the Company, Applied Materials or its subsidiaries or dissenting stockholders of the Company) will be converted into the right to receive $18.50 in cash.

   Your Board of Directors has approved the tender offer and the merger and recommends that stockholders accept the offer and tender their shares. In arriving at its decision, the Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other factors, the Board considered the opinion dated November 24, 1996 of Robertson, Stephens & Company LLC, the Company's financial advisor, which provides that, based upon and subject to the matters set forth in the opinion, as of such date the Offer Price is fair to the stockholders of the Company from a financial point of view.

   Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is Applied Materials' Offer to Purchase, dated November 26, 1996, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the tender offer and the merger and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

   Your Board of Directors believes that the proposed acquisition of the Company by Applied Materials is fair to and in the best interest of our stockholders.

                                          Sincerely,


                                      /s/ Mendy Erad
                                          ---------------------
                                          Mendy Erad
                                          Chairman of the Board of Directors


                                      /s/ Rafi Yizhar
                                          ---------------------
                                          Rafi Yizhar
                                          President and
                                          Chief Executive Officer